CONSOLIDATED FINANCIAL STATEMENTS

THREE AND SIX MONTHS ENDED
JUNE 30, 2008

(Expressed in Canadian Dollars, unless otherwise stated)

(Unaudited)

These financial statements have not been reviewed by the Company's auditors

CONTINENTAL MINERALS CORPORATION
Consolidated Balance Sheets
(Unaudited - Expressed in Canadian Dollars)

	June 30	December 31
	2008	2007

Assets

Current assets
Cash and cash equivalents	$26,141,548	$33,040,579
Amounts receivable	435,096	211,864
Prepaid expenses and deposits	277,200	668,407
	26,853,844	33,920,850

Mineral property interests (note 5)	117,987,309	117,287,309
Property and equipment (note 4)	469,167	548,280
Investments	1	1
	$145,310,321	$151,756,440

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$1,092,654	$1,912,150
Amounts due to related parties (note 8)	197,206	345,420
Current portion of long-term payable (note 8(a)(i))	509,850	991,300
	1,799,710	3,248,870

Long-term payable (note 8(a)(i))	1,019,700	991,300
Future income tax liabilities	28,236,874	25,510,000

Shareholders' equity
Share capital (note 6(b))	175,044,539	175,044,539
Contributed surplus (note 6(e))	12,596,113	10,680,085
Deficit	(73,386,615)	(63,718,354)
	114,254,037	122,006,270

	$145,310,321	$151,756,440

See accompanying notes to the consolidated financial statements

Approved by the Board of Directors

/s/ David Copeland	/s/ Ronald Thiessen

David Copeland	Ronald Thiessen
Director	Director

CONTINENTAL MINERALS CORPORATION
Consolidated Statements of Operations
(Unaudited - Expressed in Canadian Dollars except for number of shares)

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Expenses
Amortization	$12,788	$–	$23,948	$–
Conference and travel	263,133	424,161	453,517	579,904
Consulting	29,622	–	60,168	–
Exploration (schedule)	1,895,469	3,836,913	3,426,555	6,259,570
Exploration - stock-based compensation (note 6(d))	251,513	97,017	263,635	114,857
Insurance	36,987	45,036	76,797	90,072
Interest expense	–	3,938	–	362,949
Interest income	(119,169)	(316,958)	(461,245)	(410,162)
Legal, accounting and audit	213,287	198,226	380,577	264,043
Loss on extinguishment of promissory note	–	–	–	376,366
Office and administration	836,677	765,361	1,560,254	1,403,394
Operations and administration - stock-based
compensation (note 6(d))	812,346	842,478	1,127,393	1,307,611
Project investigation	7,533	–	7,533	–
Shareholder communications	81,702	70,978	136,637	136,820
Trust and filing	26,491	17,023	56,445	59,125
Loss before the following:	4,348,379	5,984,173	7,112,214	10,544,549
Foreign exchange loss (gain) related to future
income tax liability (note 7(b)(iv))	361,874	(2,166,450)	2,551,874	(2,202,450)
Foreign exchange loss (gain)	(9,154)	406,824	4,173	521,260
Loss and comprehensive loss for the period	$4,701,099	$4,224,547	$9,668,261	$8,863,359

Basic and diluted loss per share	$(0.04)	$(0.03)	$(0.07)	$(0.08)

Weighted average number of
common shares outstanding	129,053,091	120,790,152	129,053,091	110,427,961

See accompanying notes to the consolidated financial statements

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)
	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Deficit, beginning of period	$(68,685,516)	$(46,507,446)	$(63,718,354)	$(42,282,899)
Loss for the period	(4,701,099)	(4,638,812)	(9,668,261)	(8,863,359)
Deficit, end of period	$(73,386,615)	$(51,146,258)	$(73,386,615)	$(51,146,258)

See accompanying notes to the consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended June 30		Six months ended June 30
Cash provided by (used for)	2008	2007	2008	2007

Operating activities
Loss for the period	$(4,701,099)	$(4,224,547)	$(9,668,261)	$(8,863,359)
Items not involving cash
Accretion, net of interest	–	–	–	98,634
Amortization	66,954	92,835	140,178	169,241
Interest paid by issuance of common shares	–	–	–	156,274
Foreign exchange loss (gain)	351,674	(2,166,450)	2,545,074	(2,212,850)
Loss on extinguishment of convertible promissory note	–	–	–	376,366
Stock-based compensation	1,063,859	939,495	1,391,028	1,422,468
Changes in non-cash working capital items
Amounts receivable	(116,095)	(138,962)	(223,232)	(100,451)
Prepaid expenses	(142,654)	39,617	391,207	79,777
Accounts payable and accrued liabilities	(177,750)	25,226	(819,496)	(2,355,005)
Due to (from) related parties	(33,670)	–	(148,214)	335,276
Cash used for operating activities	(3,688,781)	(5,432,786)	(6,391,716)	(10,893,629)

Investing activities
Acquisition of property and equipment	(54,406)	(191,847)	(61,065)	(212,777)
Principal payment on long-term payable	–	–	(446,250)	–
Cash used for investing activities	(54,406)	(191,847)	(507,315)	(212,777)

Financing activities
Issuance of common shares, net of issue costs	–	17,000	–	48,875,029
Repayment of convertible promissory note	–	–	–	(12,075,000)
Repayment to related party	–	(34,998)	–	(1,500,000)
Cash provided by financing activities	–	(17,998)	–	35,300,029

Increase (decrease) in cash and cash equivalents	(3,743,187)	(5,642,631)	(6,899,031)	24,193,623
Cash and cash equivalents, beginning of period	29,884,735	31,628,056	33,040,579	1,791,802

Cash and cash equivalents, end of period	$26,141,548	$25,985,425	$26,141,548	$25,985,425

Components of cash and cash equivalents are as follows:
Cash	$1,262,722	$276,060	$1,262,722	$276,060
Government of Canada treasury bills	24,878,826	25,509,365	24,878,826	25,509,365
	$26,141,548	$25,785,425	$26,141,548	$25,785,425

Supplementary information
Interest paid	$–	$159,885	$–	$159,885

Non-cash financing and investing activities
Fair value of stock options transferred from
contributed surplus to share capital on options exercised	$–	$23,494	$–	$23,494

See accompanying notes to the consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Consolidated Schedules of Exploration Expenses
(Unaudited - Expressed in Canadian Dollars)

	Three months ended June 30		Six months ended June 30
Xietongmen Property, China	2008	2007	2008	2007

Exploration Costs
Amortization	$54,166	$92,835	$116,230	$169,241
Assays and analysis	21,560	194,277	77,863	261,935
Drilling	29,207	515,944	29,207	515,944
Engineering	654,454	1,466,815	1,031,176	2,485,102
Environmental	145,372	426,354	416,846	447,494
Equipment rentals and leases	7,868	97,944	8,375	150,762
Freight	39,177	13,145	39,177	23,167
Geological	67,456	212,552	155,465	336,865
Graphics	1,832	8,680	26,405	19,290
Property and finders' fees	2,378	(10,508)	2,565	132,838
Site activities	457,527	464,432	692,343	799,770
Socioeconomic	319,764	255,247	602,401	717,808
Transportation	94,708	99,196	228,502	199,354
Incurred during the period	1,895,469	3,836,913	3,426,555	6,259,570
Non-cash stock based compensation	251,513	97,017	263,635	114,857
	2,146,982	3,933,930	3,690,190	6,374,427
Accumulated exploration expenses, beginning of period	47,521,822	32,043,594	45,978,614	29,603,097
Accumulated exploration expenses, end of period	$49,668,804	$35,977,524	$49,668,804	$35,977,524

See accompanying notes to the consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three and six months ended June 30, 2008
(Unaudited – Expressed in Canadian Dollars)

1.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are presented in Canadian dollars. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent annual financial statements. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2007.

Operating results for the six-month period ended June 30, 2008 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2008 or for any other period.

These consolidated financial statements are prepared on the basis that the Company will continue as a going concern. Management recognizes that the Company will need to generate additional financial resources in order to meet its planned business objectives. However, there can be no assurance that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated.

(b)	Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

(c)	Mineral property interests

Exploration expenses incurred prior to the determination of the feasibility of mining operations and option payments, until such time as the option is exercised or an interest in the property is earned, are expensed as incurred.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three and six months ended June 30, 2008
(Unaudited – Expressed in Canadian Dollars)

Mineral property acquisition costs subsequent to exercising the option or earning an interest in the property, and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations, are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. Mineral property acquisition costs include the cash consideration and the fair market value of common shares issued for mineral property interests. These costs are amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned or when an impairment in value is determined to have occurred.

Administrative expenditures are expensed in the period incurred.

(d)	Property and equipment

Property and equipment are primarily used in the Company's exploration activities and are stated at cost less accumulated amortization. Amortization of equipment related to the Company's exploration activities is included within exploration expenses. Amortization of equipment not specifically related to the Company's exploration activities is included in the consolidated statements of operations. Amortization is provided on a straight-line basis at various rates ranging from 10% to 50% per annum representing the estimated useful lives of the related equipment.

(e)	Share capital

Share capital is recorded based on proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at their quoted market price on the date the agreement to issue the shares was reached and announced for business combinations and the date of issuance for other non-monetary transactions.

(f)	Stock-based compensation

The Company has a share purchase option plan, which is described in note 8(d). All stock-based payments are accounted for using a fair value based method and the related compensation expense is included in operations, with an offset to contributed surplus.

Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

(g)	Foreign currency translation

All of the Company's foreign operations are considered integrated.

Monetary assets and liabilities of the Company and its integrated foreign operations are translated into Canadian dollars ("CAD") at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses are translated at the rates in effect at the date of transaction. Gains or losses on translation are recorded in the consolidated statements of operations.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three and six months ended June 30, 2008
(Unaudited – Expressed in Canadian Dollars)

(h)	Earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the year. For all periods presented, earnings (loss) available to common shareholders equals reported earnings (loss). Diluted earnings (loss) per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted earnings (loss) per share assumes that the proceeds to be received on the exercise of dilutive stock options or warrants are applied to repurchase common shares at the average market price for the year. For all years presented, the impact of stock options and warrants, if any, has been excluded as they would be anti-dilutive.

(i)	Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of potential impairments of investments, property and equipment and mineral property interests, valuation of income tax assets and liabilities, determination of fair values assigned to the net assets acquired and liabilities assumed on acquisitions, determination of reclamation obligations and determination of fair values of stock options and warrants. Actual results could differ from those estimates.

(j)	Segment disclosures

The Company operated in a single reportable operating segment – the acquisition, exploration and development of mineral properties.

(k)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amounts of existing assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary difference are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reduce the asset to its estimated realizable amount.

(l)	Asset retirement obligations

The Company recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three and six months ended June 30, 2008
(Unaudited – Expressed in Canadian Dollars)

cash flows. The capitalized asset retirement cost is amortized to operations over the life of the related asset. As at the end of reported period, the Company did not have any asset retirement obligations.

(m)	Impairment of long-lived assets

The Company periodically reviews and evaluates its long-lived assets, including mineral properties, plant and equipment, for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its estimated undiscounted future cash flows expected to be generated by the asset. Measurement of an impairment loss is based on the excess of the estimated fair value of the asset over its carrying value.

At each reporting period and whenever events or circumstances indicate that an asset's fair value may not be at least equal to its carrying value, management of the Company reviews the net carrying value. These reviews involve consideration of the fair value of each property to determine whether a permanent impairment in value has occurred and whether any asset write down is necessary.

(n)	Variable interest entities

Pursuant to Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG15"), the Company is required to consolidate variable interest entities ("VIEs"), where it is the VIEs primary beneficiary. VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The primary beneficiary is the party that has exposure to a majority of the expected losses and/or expected residual returns of the VIE. For the year ended December 31, 2005, the Company concluded that the Xietongmen joint venture was a variable interest entity requiring consolidation. For the years ended December 31, 2007 and 2006, the Company has determined that it has no variable interest entities.

(o)	Comparative figures

Certain of the prior years' comparative figures have been reclassified to conform with the presentation adopted in the current year.

3.	CHANGES IN ACCOUNTING POLICIES

(a)	Newly Adopted Accounting Standards

(i)	Section 1535 – Capital Disclosures

This standard requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three and six months ended June 30, 2008
(Unaudited – Expressed in Canadian Dollars)

the entity has complied with any externally imposed capital requirements and, if it has not complied, the consequences of such non-compliance. Refer to note 7(b) of these consolidated financial statements.

(ii)	Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

These standards replace CICA Handbook Section 3861, "Financial Instruments – Disclosure and Presentation". They expand current disclosure requirements in order to enable users of financial statements to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures relating to fair value. In addition, disclosure is required of qualitative and quantitative information regarding exposure to risks arising from financial instruments, including specified minimum disclosures of credit risk, liquidity risk and market risk. The quantitative disclosures must provide information on the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel. This standard is effective for the Company for interim and annual periods beginning on or after January 1, 2008.

(iii)	Amendments to Section 1400 – Going Concern

CICA Handbook Section 1400, "General Standards of Financial Statement Presentation", was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The new requirements are effective for interim and annual financial statements for the fiscal years beginning on or after January 1, 2008.

4.	EQUIPMENT

	June 30, 2008			December 31, 2007
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
Leasehold
Improvements	$84,866	$36,077	$48,789	$47,848	$28,846	$19,002
Computers	184,178	120,567	63,611	170,383	81,842	88,541
Field	196,136	154,659	41,477	185,884	118,186	67,698
Furniture	26,013	22,563	3,450	26,013	17,871	8,142
Vehicles	530,562	218,722	311,840	530,562	165,665	364,897
	$1,021,755	$552,588	$469,167	$960,690	$412,410	$548,280

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three and six months ended June 30, 2008
(Unaudited – Expressed in Canadian Dollars)

5.	MINERAL PROPERTY INTEREST

Xietongmen Property	June 30, 2008	December 31, 2007

Balance, beginning of the year	$117,287,309	$112,747,309
Acquired during the period:
Mining permit costs	525,000	3,405,000
Future income tax related to mining permit costs	175,000	1,135,000
Balance, end of the period	$117,987,309	$117,287,309

6.	SHAREHOLDERS' EQUITY

(a)	Authorized share capital

an unlimited number of common shares without par value; and
an unlimited number of non-voting, redeemable preferred shares without par value.

(b)	Issued and outstanding common share capital

	Number of	Dollar
	common shares	amount
Balance, December 31, 2007 & June 30, 2008	129,053,041	$175,044,539

(c)	Warrants

The continuity of the number of share purchase warrants is as follows:

	Dec. 15	Feb. 14
Expiry date	2008	2009
Exercise price	$1.59	$1.59
Balance, December 31, 2007 & June 30, 2008	1,000,000	500,000

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three and six months ended June 30, 2008
(Unaudited – Expressed in Canadian Dollars)

(d)	Share purchase option plan

The continuity of the number of share purchase options is as follows:

Share purchase options outstanding	Number of	Weighted average
	options	exercise price
Balance, December 31, 2007	6,554,607	$1.74
Expired or cancelled	(38,334)	1.72
Balance, March 31, 2008	6,516,273	1.79
Options granted	4,739,000	1.32
Expired or cancelled	(142,500)	1.69
Balance, June 30, 2008	11,112,773	$1.58

The following table summarizes the Company's stock options outstanding at June 30, 2008:

		Number of options	Number of options
Expiry date	Option price	outstanding	exercisable
December 15, 2008	$2.10	40,000	26,667
December 21, 2008	$1.21	136,607	136,607
February 27, 2009	$1.61	50,000	50,000
April 30, 2009	$2.01	1,242,500	1,089,000
November 30, 2009	$1.61	250,000	250,000
September 30, 2010	$1.68	138,000	3,333
February 28, 2011	$1.61	2,900,000	2,300,000
February 28, 2011	$1.68	350,000	116,666
February 29, 2012	$2.01	1,333,333	933,328
May 2, 2011	$1.32	4,672,333	1,579,665
Total		11,112,773	6,485,267
Weighted average option price		$1.58	$1.66

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three and six months ended June 30, 2008
(Unaudited – Expressed in Canadian Dollars)

The exercise prices of all share purchase options granted were at or above the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted or vesting during the three and six months ended June 30, 2008, and which have been reflected in the consolidated statements of operations, is as follows:

Transactions	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Exploration
Engineering	$106,094	$11,395	$117,961	$17,928
Environmental, socioeconomic and land	40,468	(106)	42,689	1,407
Geological	104,951	(5,076)	102,985	290,635
Exploration	251,513	6,213	6,213	309,970
Operations and administration	812,346	300,433	1,127,393	1,236,225
Total compensation cost recognized in
operations, credited to contributed surplus	$1,063,859	$306,646	$1,391,028	$1,546,195

The weighted-average assumptions used to estimate the fair value of options vesting during the respective periods were as follows:

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Risk free interest rate	3.42%	3.77%	3.42%	3.77%
Expected life	3 years	3.1 years	3 years	3.1 years
Expected volatility	78%	89%	78%	89%
Expected dividends	nil	nil	nil	nil

On May 1, 2008, the Company granted 4,739,000 options expiring May 2, 2011, at an exercise price of $1.32 to directors, employees and consultants.

(e)	Contributed surplus

Balance, December 31, 2007	$10,680,085
Changes during the period
Stock-based compensation	1,391,028
Mining permit cost	525,000
Balance, March 31, 2008	$12,596,113

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three and six months ended June 30, 2008
(Unaudited – Expressed in Canadian Dollars)

7.	FINANCIAL INSTRUMENTS

a)	Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short term to maturity of such instruments.

The fair value of amounts due from or due to related parties are not determinable due to the related party nature and the lack of a market for such balances. The fair values of the Company's investment in Gibraltar preferred shares, and the offsetting redeemable preferred shares of the Company (note 4 to the consolidated financial statements for the year ended December 31, 2007), are not practicably determinable due to the nature of the amounts and the absence of a quoted market price for such instruments.

The fair value of the long-term payable is estimated to be $1,529,550 (note 8(a)(i)), based on discounted future cash flows.

b)	Capital disclosures

The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to explore and develop its projects for the benefit of its shareholders and other stakeholders. The Company considers the components of shareholders’ equity and term loan, as well as its cash and equivalents, as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. Since the Company is in the exploration stage, the Company may issue new shares through private placements in order to maintain or adjust the capital structure. In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The Company's cash resources at June 30, 2008 are sufficient for its present needs, specifically to continue administrative, exploration, and mine development activities at current levels through the end of 2008.

There were no changes to the Company’s approach to capital management during the three and six months ended June 30, 2008. The Company is not subject to externally imposed capital requirements as at June 30, 2008.

c)	Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented treasury policies, counterparty limits, controlling and reporting structures. The types of risk exposure and the way in which such exposure is managed is provided as follows:

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three and six months ended June 30, 2008
(Unaudited – Expressed in Canadian Dollars)

(i)	Credit Risk

The Company’s credit risk is primarily attributable to its liquid financial assets. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and equivalents in high quality investments and with major financial institutions. Substantially all the Company's cash and cash equivalents in Canada not needed for operations are invested in treasury bills backed by the Government of Canada held with one major financial institution and its subsidiaries. The Company does not have any financial assets that are invested in any form of asset backed commercial paper.

(ii)	Liquidity Risk

The Company ensures that there is sufficient cash in order to meet its short term business requirements, after taking into account the Company’s holdings of cash and cash equivalents. The Company’s cash and equivalents are invested in treasury bills, and business accounts, which are immediately available on demand for the Company’s use, and which are not invested in any asset backed investments.

For cash held in China, the repatriation of this cash in foreign currency is permitted upon the routine approval of the State Administration for Foreign Exchange. The Company's Chinese subsidiary is required to obtain routine tax clearances from the authorities in order to remit services fees and royalties for large amounts.

The following are the contractual maturities of financial liabilities:

	Carrying	Contractual
2008	amount	cash flow	2007	2008	2009	2010
Accounts payable
and accrued
liabilities	$1,080,675	$1,080,675	–	–	$1,080,675	–
Amounts due to
related parties	197,206	197,206	–	–	197,206	–
Long-term
payable	1,529,550	1,529,550	–	509,850	509,850	509,850

	Carrying	Contractual
2007	amount	cash flow	2007	2008	2009	2010
Accounts payable
and accrued
liabilities	$1,912,150	$1,912,150	–	$1,912,150	–	–
Loan from related
party	345,420	345,420	–	345,420	–	–
Long-term
payable	1,982,600	1,982,600	–	991,300	495,650	495,650

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three and six months ended June 30, 2008
(Unaudited – Expressed in Canadian Dollars)

(iii)	Price Risks

The significant price risk exposures to which the Company is exposed are foreign exchange risk, interest rate risk and commodity price risk.

Foreign exchange risk

A significant portion of the Company's administrative operations are in Canada.

While the Company incurs some of its exploration expenditures in Canadian dollars, a significant portion is incurred in Chinese Renminbi Yuan (“RMB”),with certain large expenditures incurred in United States dollars (“USD”), and consequently are subject to exchange rate risk.

The Company typically holds a significant portion of its cash in Canadian dollars (“CAD”) and reports the results of its operations in Canadian dollars. The Company is exposed to exchange rate sensitivity, to the extent that the Canadian dollar fluctuates with the USD and the RMB.

The Company’s liabilities are typically denominated in Canadian dollars and RMB with some small amounts in USD and the Company has no material commitments in other currencies. However, the Company has a US$1,500,000 liability relating to the acquisition of certain mineral properties, payable in US dollars, at a rate of US$500,000 per year (note 5(a)(iii) to consolidated financial statements for the year ended December 31, 2007) .

The Company currently does not engage in foreign currency hedging.

The exposure of the Company’s financial assets and financial liabilities to foreign exchange risk is as follows:

		As at December 31,
The amounts are expressed in CAD equivalents	As at June 30, 2008	2007
Canadian dollars	$25,756,017	$32,566,475
United States dollars	729,703	426,109
Chinese renminbi	368,124	259,859
Total financial assets	$26,853,844	$33,252,443

Canadian dollars	$945,443	$699,767
United States dollars	1,764,143	1,996,537
Chinese renminbi	97,846	1,408,867
Total financial liabilities	$2,807,432	$4,105,171

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three and six months ended June 30, 2008
(Unaudited – Expressed in Canadian Dollars)

The following significant exchange rates applied during the period:

	2008 January -	2007 January –
	March	December
USD to CAD
United States dollars – closing rate	1.0197	1.0088
United States dollars – average rate	1.0074	0.9304

RMB to CAD
Chinese renminbi – closing rate	6.73	7.39
Chinese renminbi – average rate	7.01	7.08

For the period ended June 30, 2008, with other variables unchanged, a 1% strengthening (weakening) of the Chinese renminbi against the Canadian dollar would have increased (decreased) net loss by approximately $21,000.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash equivalents. Fluctuations in interest rates when cash equivalents mature impact interest income earned.

Other than the US$1.5 million non-interest bearing debt related to the acquisition of the surrounding properties (note 5(a)(iii) to consolidated financial statements for the year ended December 31, 2007), the Company has no debt, other than routine accounts payable.

For the period ended June 30, 2008, with other variables unchanged, a 1% change in the general interest rates would have had no material impact on net loss.

Commodity price risk

While the value of Continental's resource properties relate to the price of copper and gold metals and their outlook, Continental currently does not have any operating mines and hence, does not have any hedging or other commodity based price risks in respect of its operational activities.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three and six months ended June 30, 2008
(Unaudited – Expressed in Canadian Dollars)

8.	RELATED PARTY BALANCES AND TRANSACTIONS

	June 30	June 30
Amounts due from (to) related parties	2008	2007
Hunter Dickinson Services Inc. (b)	$(80,478)	$307,779
Tibet Bojing and Beijing Honglu (c)	(40,967)	–
Jack Yang/Sundecin Enterprises Inc. (e)	(35,292)	–
Dickson Hall & Associates Ltd. (f)	(25,159)	–
Qi Deng (g)	(18,327)	–
Zhengxun Guo (h)	695	–
Gerald Panneton	2,322	–
	$(197,206)	$307,779

	Three months ended		Six months ended
	June 30		June 30
Transactions:	2008	2007	2008	2007
Hunter Dickinson Services Inc. –
reimbursement for third party expenses
and services rendered (a)	$1,087,053	$738,745	$2,066,636	$1,292,750
Tibet Bojing (c)	67,640	69,678	135,280	355,969
Beijing Honglu (c)	50,730	52,259	119,725	105,939
C.E.C. Engineering (d)	95,101	41,943	188,714	63,920
Sundecin Enterprise Inc. (e)	28,730	31,382	59,670	63,445
Dickson Hall & Associates Ltd. (f)	64,668	57,120	133,616	94,248
Qi Deng (g)	61,134	62,647	119,610	119,012
Zhengxun Guo (h)	16,472	17,237	33,855	33,618
Loan repayment to companies associated with a
director of KMK (i)	509,850	–	–	–

(a)

Hunter Dickinson Services Inc. ("HDSI"), formerly named Hunter Dickinson Inc., is a private company owned equally by eight public companies, one of which is the Company. HDSI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated June 1, 2008 which replaces the original agreement dated December 31, 1996 (“the old agreement”), on substantially the same terms as the old agreement.

(b)

Related party balances receivable or payable, in the normal course, are non-interest bearing and due on demand, and represent advances against current and future services rendered to, or costs incurred on behalf of, the Company by HDSI.

(c)

During the three months ended June 30, 2008, the Company paid $67,640 (2007 – $69,678) and $50,730 (2007 – $52,259) to Tibet Bojing Minerals Investment Limited ("Tibet Bojing") and Beijing Honglu Shengdi Consulting Services Limited ("Beijing

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three and six months ended June 30, 2008
(Unaudited – Expressed in Canadian Dollars)

Honglu"), two companies controlled by a director of the Company, for consulting services.

(d)

During the three months ended June 30, 2008, the Company paid $95,101 (2007 – $41,943) to C.E.C. Engineering Ltd ("CEC Engineering"), a company controlled by the president and Chief Executive Officer of the Company, for engineering consulting services. Effective April 2008, such services were charged through HDSI intercompany billings to the Company.

(e)	During the three months ended June 30, 2008, the Company paid $28,730 (2007 – $31,382) to Sundecin Enterprises Inc., a company controlled by a director of the Company, for consulting services.

(f)	During the three months ended June 30, 2008, the Company paid $64,668 (2007 – $57,120) to Dickson Hall & Associates, a company controlled by an officer of the Company, for consulting services.

(g)

During the three months ended June 30, 2008, the Company paid $61,134 (2007 – $62,647) to Qi Deng, a director of Tibet Tian Yuan Minerals Exploration Ltd (“Tian Yuan”), the Company's main Tibetan subsidiary, for consulting and project management services.

(h)	During the three months ended June 30, 2008, the Company paid $16,472 (2007 – $17,237) to Zhengxun Guo, a director of Tian Yuan, for administrative and managerial services.

(i)

In December 2006, the Company acquired certain mineral properties (the "Surrounding Properties") from companies associated with a director (note 5(a)(iii) to consolidated financial statements for the year ended December 31, 2007).

Cash payments for the acquisition of these three mineral property interests, totaling US$3.25 million ($3,761,225) were and are to be paid as follows: US$1.25 million ($1,446,625) was paid on December 15, 2006, the closing date of the acquisition, and US$500,000 is due on each of the next four anniversaries of the closing, which has been recorded as a liability. The payment due December 15, 2007, was delayed until early 2008, as the vendors were restructuring their banking affairs. This payment was made during the first quarter of 2008 on February 4, 2008. Accordingly, at June 30, 2008, US$ 500,000 ($509,850) is included in current liabilities and US$ 1,000,000 ($1,019,700) is presented as a long-term payable. This long-term payable is non-interest bearing and is unsecured.